July 27, 2007

Barbara C. Jacobs Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street Washington, D.C. 20549	Reference No.: 20070724 VIA FACSIMILE (202-772-9210) and U.S. MAIL

Re:
Smart Online, Inc.
Amendments 1 and 2 to Form S-1
Filed June 15, 2007 and July 3, 2007
File number 333-141853

Annual Report on Form 10-K
For the Year Ended December 31, 2006
Filed March 30, 2007
Form 10-Q for the Three Months Ended March 31, 2007
Filed May 15, 2007
File Number: 1-32634

Dear Ms. Jacobs:

This letter responds to your comment letter of July 27, 2007 regarding Amendments 1 and 2 to Form S-1 filed on June 15, 2007 and July 3, 2007, respectively, by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”), the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) filed on March 30, 2007 with the Commission and the Quarterly Report for the Three Months Ended March 31, 2007 (the “First Quarter Report”) filed on May 15, 2007 with the Commission. The Company is in the process of preparing Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 filed April 3, 2007 (File No. 333-141853) (the “Registration Statement”).

This letter includes each comment from your July 27 letter in bold with the Company’s response set forth immediately below. We have repeated the headings and paragraph numbers from your letter for your convenience.

Securities and Exchange Commission
July 27, 2007

Form S-1, as amended

Selling Security Holders

1.
Please see prior comment 4 of our letter dated May 1, 2007. We are unable to locate the natural persons who exercise voting and/or dispositive power over Berkley Financial Services, Ltd. Please advise or revise.

RESPONSE:

We have asked Berkley Financial Services, Ltd. (“Berkley”) to provide us with the names of the natural persons who exercise voting and/or dispositive power and have not yet received a reply. If we do not receive a reply before filing Amendment No. 3, we intend to remove Berkley from the Registration Statement as a selling security holder and to reduce the number of shares being registered under the Registration Statement accordingly.

Part II
Exhibits

2.
Please file the July 2 agreement referenced in your July 9th Form 8-K. Please also direct us to where we may locate Exhibit 10.46 - the form of securities purchase agreement, registration rights agreement and warrant to purchase your common stock dated February 21, 2007. Note that Item 601(a)(2) of Regulation S-K provides that where exhibits are incorporated by reference, this fact must be noted in the exhibit index. This requirement applies not only to your Form S-1 but your Exchange Act reports, such as your Form 10-K.

RESPONSE:

We plan to file the July 2 agreement referenced in our July 9th Form 8-K with Amendment No. 3.

Exhibit 10.46 was filed as an exhibit to the Registration Statement on Form S-1 on April 3, 2007. In the exhibit list to Amendments No. 1, 2 and 3, we note next to Exhibit 10.46 that the exhibit has been “previously filed.”

Securities and Exchange Commission
July 27, 2007

3.	Please file an updated legal opinion and consent of counsel.

RESPONSE:

We plan to file the legal opinion and consent of counsel as exhibits to Amendment No. 3.

Forms 10-K for fiscal 2006 and Form 10-Q for March 31, 2007
Controls and Procedures

4.
Please see our prior comments 6 and 7 from our letter dated May 1, 2007. Please revise your disclosure to clarify why your disclosure controls and procedures are ineffective as of the end of the periods reported and the remedial steps being undertaken.

RESPONSE:

In our Annual Report for the fiscal year ending December 31, 2005 that was filed with the Commission on July 26, 2006 (the “2005 Annual Report”), we described significant deficiencies in our internal control over financial reporting and the steps we were taking to remediate those deficiencies. As disclosed in our 2005 Annual Report, because of “the significant deficiencies described below under ‘Changes in Internal Control Over Financial Reporting,’ which we are in the process of remediating,” our management concluded that our disclosure controls and procedures were ineffective as of the fourth quarter of fiscal 2005.

Between the time of the filing of the 2005 Annual Report and the 2006 Annual Report, we did not identify any new significant deficiencies in our internal controls or in our disclosure controls and procedures. In our 2006 Annual Report, we updated the disclosure as to the status of the remedial measures related to the previously identified significant deficiencies in our internal controls and stated that “[w]e have not yet implemented or effectively tested all of the measures described above and expect that their full implementation and testing will take significant time and effort.” We also indicated that our disclosure controls and procedures remained ineffective because of these continuing significant deficiencies in our internal controls.

Securities and Exchange Commission
July 27, 2007

During the first quarter of fiscal 2007, we did not identify any new significant deficiencies and made no changes to our internal controls that materially affected or were reasonably likely to materially affect our internal controls. However, during the first quarter of fiscal 2007, we were continuing to test the changes made to our internal controls during 2006 for their effectiveness. Management determined that because our testing of these changes was not yet complete that it could not yet conclude that the changes effectively remediated the previously identified significant deficiencies. Therefore, management concluded that our disclosure controls and procedures as of the end of the first quarter of fiscal 2007 remained ineffective “because of the significant deficiencies that we are in the process of remediating.” In the First Quarter Report, we also stated that “[t]hese significant deficiencies and the related changes to our controls were described under Item 9A of Part II of our Annual Report on Form 10-K for the fiscal year ending December 31, 2005, and updated in the 2006 Annual Report.”

We have now substantially completed the implementation and testing of the changes to our internal controls originally described in our 2005 Annual Report. We recognize the Commission’s comment in this area and commit that beginning with our quarterly report for the second quarter of 2007, we will provide detailed disclosure of any remediation efforts related to significant deficiencies, including a description of each significant deficiency that exists as of the end of the relevant period, if any.

* * * * *

If we can be of further assistance in facilitating your review of the Registration Statement, as amended, the 2006 Annual Report, the First Quarter Report or the Company’s responses provided above, please do not hesitate to contact me by phone (919) 765-5000 or email (Nicholas.Sinigaglia@SmartOnline.com).

Sincerely, /s/ Nicholas A. Sinigaglia Nicholas A. Sinigaglia Chief Financial Officer

cc:	Hugh Fuller Dennis Michael Nouri James W. Gayton, Esq. Margaret N. Rosenfeld, Esq.